Professionally managed mutual funds allow smaller investors to pool their resources to invest in diversified portfolios. Individual investors can select from a variety of mutual fund strategies to find those compatible with their unique investment goals, timelines and risk tolerance. In addition, mutual fund shares are liquid, and the funds are regulated by The Securities and Exchange Commission (SEC). Sit Mutual Funds has a variety of funds to fit your investment objectives, timelines and risk tolerance.

Performance

(Annual Returns as of February 28, 2022) (%)

	1 Year	3 Year	5 Year	10 Year
Developing Markets Growth[1] **(SDMGX)**	**-17.32**	**4.85**	**7.20**	**2.19**
MSCI Emerging Markets Index[2]	-12.54	3.68	4.58	0.82
ESG Growth **Class I (IESGX)**	**7.58**	**12.75**	**11.58**	--
ESG Growth **Class S (SESGX)**	**7.24**	**12.46**	**11.28**	--
MSCI World Index[3]	10.74	14.44	14.44	--
International Growth[1] **(SNGRX)**	**-1.38**	**10.24**	**8.36**	**5.90**
MSCI EAFE Index[4]	2.83	7.78	7.16	6.15
Large Cap Growth **(SNIGX)**	**11.59**	**21.33**	**18.04**	**14.72**
Russell 1000® Growth Index[5]	12.55	23.18	20.24	16.97
Mid Cap Growth **(NBNGX)**	**-0.48**	**14.84**	**12.58**	**10.98**
Russell Midcap® Growth Index[6]	-4.32	14.71	14.86	13.59
Small Cap Growth[7] **(SSMGX)**	**-1.93**	**15.61**	**12.57**	**10.13**
Russell 2000® Growth Index[8]	-17.40	9.22	10.49	11.38

Growth Funds

Growth funds' primary objective is long-term capital appreciation. Potential for a larger reward over time and has a fair amount of risk and volatility. Suitable for investors with longer time horizons.

	1 Year	3 Year	5 Year	10 Year
Balanced **(SIBAX)**	**6.53**	**13.28**	**11.19**	**9.74**
S&P 500® Index[9]	16.39	18.25	15.17	14.59
Bloomberg Aggregate Bond Index[10]	-2.64	3.30	2.71	2.47
Dividend Growth **Class I (SDVGX)**	**16.35**	**16.64**	**13.16**	**12.71**
Dividend Growth **Class S (SDVSX)**	**16.08**	**16.33**	**12.89**	**12.43**
S&P 500® Index[9]	16.39	18.25	15.17	14.59
Global Dividend Growth[1] **Class I (GDGIX)**	**10.66**	**14.31**	**11.34**	**9.40**
Global Dividend Growth[1] **Class S (GDGSX)**	**10.37**	**14.01**	**11.05**	**9.12**
MSCI World Index[3]	10.74	14.44	12.05	10.73
Small Cap Dividend Growth[7] **Class I (SSCDX)**	**7.27**	**13.85**	**9.20**	--
Small Cap Dividend Growth[7] **Class S (SDFSX)**	**6.93**	**13.55**	**8.91**	--
Russell 2000® Index[11]	-6.01	10.50	9.50	--

Growth and Income Funds

A more balanced approach to investing. Asset appreciation and income generation objectives. Can accommodate varied investment objectives and risk tolerances.

	1 Year	3 Year	5 Year	10 Year
Minnesota Tax-Free Income[12,13] **(SMTFX)**	**-0.72**	**2.62**	**2.95**	**3.04**
Bloomberg 5-Year Municipal Index[14]	-1.74	1.89	2.00	1.94
Quality Income[15] **(SQIFX)**	**1.33**	**2.35**	**1.92**	--
Bloomberg 1-3 Year Gov't/Credit Index[16]	-1.62	1.70	1.55	--
Tax-Free Income[12] **Class S (SNTIX)**	**-0.19**	**2.99**	**3.49**	**3.90**
Tax-Free Income[12] **Class Y (SNTYX)**	--	--	--	--
Bloomberg 5-Year Municipal Index[14]	-1.74	1.89	2.00	1.94
U.S. Government Securities[15] **Class S (SNGVX)**	**-1.43**	**1.69**	**1.61**	**1.27**
U.S. Government Securities[15] **Class Y[17] (SNGYX)**	**-1.18**	--	--	--
Bloomberg Intermediate Government Bond Index[18]	-2.36	2.31	1.87	1.49

Income Funds

Primary objective is to generate current income. Best suited for investors seeking income, those with lower risk tolerance, and/or shorter investment timelines. May offer tax benefits.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sample Asset Allocation Portfolios

Your choice of investment products will depend on your investment goals and time horizons, as well as your tolerance for risk. A diversified portfolio of growth and income invested in an array of products helps investors weather market volatility and adapt to market trends. Here are a few ways to allocate your portfolio to fit your goals, timelines, and risk tolerance.

Lower Risk/Reward ← → Higher Risk/Reward


Income 70%
Growth & Income 30%
Growth 0%
Income 45%
Growth & Income 25%
Growth 30%
Income 30%
Growth & Income 25%
Growth 45%
Income 20%
Growth & Income 10%
Growth 70%

Disclosure

(1) Investing in foreign securities, especially in developing markets, entails greater volatility, political and economic risks, and risks associated with accounting method differences.

(2) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(3) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12).

(4) The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(5) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(6) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(7) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity and greater volatility.

(8) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(9) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(10) The Bloomberg Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(11) Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(12) Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

(13) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

(14) The Bloomberg 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(15) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(16) The Bloomberg U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(17) Sit U.S. Government Securities Fund Class Y shares were first issued on January 1, 2020, and therefore Class Y shares returns reflect performance since 1/1/20.

(18) The Bloomberg Intermediate Government Index is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.